SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, December 23, 2016

Securities and Exchange Commission of Brazil (CVM)
Company Relations Superintendence (SEP)
Company Oversight Department 1 (GEA-1)

Attn: Nilza Maria Silva de Oliveira

Company Oversight Manager 1

Dear Madam,

With regard to Official Letter 576/2016/CVM/SEP/GEA-1, of December 23, 2016, through which this Agency through which this Agency requests clarifications on the news report published on December 21 and 22, in certain newspapers, as transcribed below:

 “Dear Officer,

1.  With respect to the attached news reports, published on December 21 and 22, 2016, in certain newspapers, entitled “R$ 1 bilhão em propinas” [R$ 1 billion in bribes] – Estado de Minas –; “Lava-Jato: Braskem e Odebrecht anunciam acordo com EUA e Suíça” [Car Wash: Braskem and Odebrecht announce deal with USA and Switzerland] and “Propinas em 12 países” [Bribes in 12 countries] – both in O Globo –; “Nas entrelinhas” [Between the lines] and “Máquina da propina espalhada pelo mundo” [A bribe machine spread across the world] – both in Correio Braziliense –; “Documentos citam receptores de propina” [Documents cite bribe receivers] and “Braskem falsificou registros para ocultar suborno” [Braskem forged records to hide bribes] – both in Folha de S. Paulo –; and “Odebrecht pagou propina de R$ 3,4 bi em 12 países” [Odebrecht paid R$3.4 billion in bribes in 12 countries] and “Braskem não cooperou 100%, dizem EUA” [Braskem did not cooperate 100%, said USA] – both in O Estado de S. Paulo, addressing facts related to the investigation into wrongdoings committed by Braskem S.A.

2.  In this regard, I request that the company make a statement regarding the contents of the articles.

1

In response to the request, Braskem clarifies that, on December 14, 2016, it disclosed a Material Fact notice announcing the execution, on that date, of a Leniency Agreement (“Leniency Agreement”) with the Federal Prosecution Office (MPF). Through said Material Fact notice, the Company informed the market of certain financial information under said agreement and clarified that the agreement included “all facts verified until then involving Braskem in connection with Operation Car Wash.” In the same material fact notice, the Company also informed that “the other terms of the Leniency Agreement are confidential (...)."

Later, on December 21, the Company disclosed another Material Fact notice announcing to the market the conclusion, on said date, of the final phase of the negotiations of the global agreement referred to in the Material Fact notice dated December 14, 2016, following the conclusion of the formal agreements with the U.S. Department of Justice (“DoJ”) and U.S. Securities and Exchange Commission (“SEC”), as well as the conclusion of the investigation by the Swiss Office of the Attorney General, in accordance with a written decision.

As previously clarified to this Agency, Braskem is subject to a confidentiality clause under the Leniency Agreement and, therefore, is prevented from disclosing certain information, including testimonials and documents produced as a result of its cooperation with authorities. For such reason, Braskem did not issue any statement and continues to be prevented from issuing any statement regarding the contents of such cooperation and the details of the conduct encompassed by the Leniency Agreement. If it did so, the Company could be in breach of the obligations undertaken under said instrument.

Despite the limits imposed by authorities, the Company strives to keep the market promptly informed of any new developments in this matter.

Sincerely,

Braskem S.A.

Investor Relations

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2016
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.